DynaMotive Energy Systems Corp.
MANAGEMENT’S DISCUSSION AND ANALYSIS
Three-month period ended March 31, 2007 compared to the three-month period ended March 31, 2006

1.1	Date

This “Management’s Discussion And Analysis” should be read in conjunction with the unaudited interim Consolidated Financial Statements and Notes of the Company included in this Quarterly Report, and with the audited Consolidated Financial Statements and Notes, included in the Company’s Annual Report for the year ended December 31, 2006.

The following sets out management’s discussion and analysis of our financial position and results of operations for the three months ended March 31, 2007 and 2006.

All financial information is reported in U.S. dollars unless otherwise noted.

1.2	Overview

Dynamotive Energy Systems Corporation (the “Company” and or “Dynamotive”) is commercializing a biomass-to-liquid fuel conversion using a process known as “Fast Pyrolysis” which uses biomass or biomass waste feedstocks to produce BioOil as a fuel and char. BioOil is a clean, renewable fuel which can replace natural gas, diesel and other fossil fuels in certain applications to produce power, mechanical energy and heat in industrial boilers, fuel gas turbines and other industrial applications. The Company aims to unleash significant amounts of energy production, in the form of BioOil fuels, based upon utilization of abundant biomass waste streams from agricultural and forest operations and other post-industrial biomass residues. The process of biomass to energy conversion is sustainable, renewable and greenhouse gas neutral, and competes with other renewable energy sources such as wind, hydro and solar. One significant advantage of biomass energy over other renewable forms of energy, is that biomass is capable of delivering energy on a 24/7 basis, whereas wind, hydro and solar energy sources are all subject to natural weather fluctuations.

Dynamotive is attempting to establish its patented technology as the industry standard for the production of liquid biomass based fuels (other than ethanol and biodiesel), in competition with other pyrolysis technologies, and other biomass to energy applications. The Company’s fast pyrolysis process converts raw biomass or biomass wastes into three fuel types: Liquid (BioOil), Solid (char) and Gas (non-condensable gases). The non-condensable gases are used to fuel the pyrolysis process. The entire system is a closed loop with virtually no emissions or waste by-products. The principal by-product, char, has commercial applications.

The Company and its partners are also engaged in research and development on a range of derivative products that, if successful, could further enhance the market and value for BioOil as an alternative fuel and product source.

The Company was incorporated on April 11, 1991 in the Province of British Columbia, Canada, under the name of Dynamotive Canada Corporation. In October 1995, the shareholders approved a change of name to Dynamotive Technologies Corporation and in June 2001, the shareholders approved a change of name to the Company’s current name.

As at March 31, 2007, the Company had five wholly-owned subsidiaries Dynamotive Canada Inc., federally incorporated under the laws of Canada in 2000; Dynamotive Corporation, incorporated under the laws of Rhode Island, U.S.A in 1990.; Dynamotive USA Inc. incorporated under the laws of Delaware, U.S.A. in 2006; Dynamotive Latinoamericana S.A., incorporated under the laws of Buenos

DynaMotive Energy Systems Corp.
MANAGEMENT’S DISCUSSION AND ANALYSIS
Three-month period ended March 31, 2007 compared to the three-month period ended March 31, 2006

Aires, Argentina in 2006; First Resources Corporation, incorporated under the laws of British Columbia, Canada in 2006. In addition, the Company maintains an 80% ownership interest in Dynamotive Europe Limited, formally known as Dynamotive Technologies (UK) Ltd, incorporated in the United Kingdom in 1996 and owns a 99.98% interest in the West Lorne BioOil Co-Generation LP, formed under the laws of Ontario, Canada in 2003. Dynamotive Canada Inc. acts as the General Partner of the Limited Partnership, which operates the West Lorne BioOil and electricity generation plant.

The Company also holds a 51% interest of Dynamotive Biomass Resource Corporation, incorporated in Canada in 2006, which the Company has determined to be a variable interest entity.

In this report, unless the context otherwise requires, the terms the "Company" and "Dynamotive" refer to Dynamotive Energy Systems Corporation and its subsidiaries. The Company is currently listed on the over-the-counter bulletin board (OTCBB) under the symbol: DYMTF.OB.

The principal executive office of the Company is Suite 230 - 1700 West 75th Avenue, Vancouver, British Columbia, Canada V6P 6G2 (Telephone: 604-267-6000).

1.3	Selected Annual Information

All financial information is reported in U.S. dollars unless otherwise noted. Our audited consolidated interim financial statements are prepared in accordance with Canadian generally accepted accounting principles (GAAP).

	As at December	As at December	As at December
	31, 2006	31, 2005	31, 2004
(US Dollars)	$	$	$
Results of operations:
Revenue	—	—	—
Loss from operations	(14,319,641)	(11,822,274)	(9,917,889)
Loss from continuing operations	(14,252,382)	(11,997,344)	(9,916,215)
Net loss per share	(0.09)	(0.11)	(0.12)
Net loss from continuing operation per share	(0.09)	(0.11)	(0.12)

Financial position at year-end:
Total assets	38,093,699	16,962,573	13,198,698

Total liabilities	6,958,287	8,670,165	8,911,500

Non-controlling interest, Cdn GAAP	1,354,923	—	—

Shareholder’s equity	29,780,489	8,292,408	4,287,198

Deficit	(73,099,779)	(58,847,397)	(46,850,053)

Common shares issued	171,765,776	123,211,875	93,129,798

DynaMotive Energy Systems Corp.
MANAGEMENT’S DISCUSSION AND ANALYSIS
Three-month period ended March 31, 2007 compared to the three-month period ended March 31, 2006

1.4	Results of Operations

During the quarter ended March 31, 2007, the Company recorded a net loss of $3,239,097, while the net loss for the same quarter in 2006 amounted to $3,297,894. The decrease in operating loss was primarily attributable to (i) a decrease in marketing and business development related expenses; (ii) a decrease in research and development expenses; and (iii) a decrease in interest expense.

The basic and diluted loss per common share for the quarter was $0.02 per share compared to $0.03 for the same quarter in 2006. The decrease in basic and diluted loss per share for the current periods was due to a combination of the decrease in the operating loss and the increase in the weighted average number of Common Shares outstanding. The weighted average number of Common Shares for the quarter increased to 177,602,251 shares for the quarter ended March 31, 2007 from 131,906,042 for the quarter ended March 31, 2006.

For first quarters 2007 and 2006, the Company had expended on a quarterly basis $906,396 and $1,321,966 respectively, on research and development. Of these amounts, $nil and $235,909 respectively, were reimbursed by government funding. In the first quarter 2007, the Company also offset product sales of $12,675 (2006 - $65,207) against research and development expenses, which are considered incidental sales of BioOil until such time as the Company’s plant has reached commercial production levels. The level of research and development expenditure has decreased in the first quarter 2007 compared to the same quarter in 2006. These decrease were due to decrease in development of the commercial scale plant and other product development activities.

Marketing and business development expenses for the first quarter of 2007 decreased to $346,228 from $572,598 for the same period in 2006. These decreases were due to decreases in business development activities and participation in a major environmental conference during the earlier period.

General and administrative salaries and benefits in the first quarter of 2007 increased to $2,093,740 from $1,550,918 for the same quarter in 2006. The increase in 2007 was mainly due to increased activity in the general and administrative area, management of the Company’s development activities related to its initial 200 TPD plant and an increase in non-cash compensation.

Amortization and depreciation expenses increased slightly to $30,206 in the first quarter of 2007 from $23,511 in the same quarter in 2006.

Interest and other income increase to $79,234 in the first quarter of 2007 compared to $40,048 in the same quarter in 2006. The increase in 2007 was due mainly to the interest income invested in short-term money market deposits.

Interest expenses decreased in the quarter to $53 from $269,302 in the same quarter in 2006. The interest expenses incurred in the first quarter 2006 were due mainly to the accretion of the debt discount related to the short-term convertible loans and expenses incurred on the conversion of one of these loans.

Currency exchange gain in the quarter amounted to $16,642 compared to the gain $99,237 in the same quarter in 2006. These non-cash changes were due to the depreciation of the US dollar. For further explanation on foreign exchange accounting practice, please refers to Note 2 to the unaudited interim financial statements for the quarter.

DynaMotive Energy Systems Corp.
MANAGEMENT’S DISCUSSION AND ANALYSIS
Three-month period ended March 31, 2007 compared to the three-month period ended March 31, 2006

1.5	Summary of Quarterly Results (Unaudited)

The following table provides summary financial data for the last eight quarters:

		Three months ended
	Mar 31	Dec 31	Sep 30	Jun 30
	2007	2006	2006	2006
(US Dollars)	$	$	$	$
Revenue	—	—	—	—

Net loss from continuing operations	(3,239,097)	(4,111,675)	(3,086,964)	(3,755,849)
Net loss per share	(0.02)	(0.02)	(0.02)	(0.02)

Net loss	(3,239,097)	(4,111,675)	(3,086,964)	(3,755,849)
Net loss per share	(0.02)	(0.02)	(0.02)	(0.02)

Weighted average common shares
outstanding in the period	177,602,251	162,278,171	151,402,079	131,906,042

	Mar 31	Dec 31	Sep 30	Jun 30
	2006	2005	2005	2005
	$	$	$	$
Revenue	—	—	—	—

Net loss from continuing operations	(3,297,894)	(5,078,230)	(2,924,073)	(2,221,722)
Net loss per share	(0.03)	(0.04)	(0.03)	(0.02)

Net loss	(3,297,894)	(5,078,230)	(2,924,073)	(2,221,722)
Net loss per share	(0.03)	(0.04)	(0.03)	(0.02)

Weighted average common shares
outstanding in the period	131,906,042	118,686,979	109,672,315	104,343,348

1.6	Liquidity

The Principal sources of liquidity during the quarter ended March 31, 2007 were (i) $5,901,254 in net proceeds after deducting related issue costs and expenses from private placement offerings of the Company’s Common Shares and the exercise of Common Share options and warrants for cash, (ii) $94,857 in deposits for Common Shares to be issued in 2007 pursuant to the exercise of warrants.

Principal sources of liquidity during the quarter ended March 31, 2006 were (i) $7,737,284 in net proceeds from private placement offerings of the Company’s Common Shares; (ii) $5,077,915 in deposits for Common Shares to be issued in the remainder of 2006 pursuant to private placement offerings commenced in second quarter 2004 and second quarter 2006; (iii) $500,000 increase in joint-venture deposit received; (iv) $400,000 increase in deferred revenue; partially offset by (v) $1,097,683 increase in government grants receivable.

DynaMotive Energy Systems Corp.
MANAGEMENT’S DISCUSSION AND ANALYSIS
Three-month period ended March 31, 2007 compared to the three-month period ended March 31, 2006

Overall cash flows decreased during first quarter 2007 due to significantly decreased financing activities and increased in the acquisition of capital assets (Guelph plant). During the quarter ended March 31, 2007, the Company used cash in operating activities and in investing activities of $2,313,652 and $8,660,588 respectively, and generated cash from financing activities of $5,996,111.

The net amount of cash used in operating activities during the first quarter of 2007 increased to $2,313,652 from cash used of $1,394,185 in the first quarter of 2006. Cash used in operating activities consisted primarily of a net loss for the first quarter 2007 of $3,239,097 and $16,642 of translation gain that were offset by (i) non-cash equity compensation expenses, $835,254, (ii) amortization of non-cash items in the sum of $30,206, and (iii) a net change in non-cash working capital balances related to operations of $105,602. The net amount of cash used in operating activities during the first quarter of 2006 increased to $1,394,185 from cash used of $1,049,547 in the first quarter of 2005. Cash used in operating activities consisted primarily of a net loss for the first quarter 2006 of $3,297,894 and $99,237 of translation gain that were offset by (i) non-cash equity compensation expenses, $1,308,252, (ii) amortization of non-cash items in the sum of $23,511, and (iii) interest of accretion on convertible loan of $181,090, and a net change in non-cash working capital balances related to operations of $490,093.

Financing activities during the first quarter 2007 generated a net increase in cash of $5,996,111, primarily from the Company’s private placements of Common Shares. Financing activities during the first quarter 2006 generated a net increase in cash of $12,617,516, primarily from the Company’s private placements of Common Shares.

Investing activities in the first quarter 2007 resulted in use of cash, in the amount of $8,660,588. This amount was incurred in the acquisition of capital assets. Investing activities in the first quarter 2006 resulted in use of cash, net of grants and disposal, in the amount of $992,884. Of this amount, $1,162,062 was incurred in the acquisition of capital assets, $3,635 was expended on patents and partially offset by $172,813 decrease in restricted cash.

1.7	Capital Resources

As at March 31, 2007, the Company had working capital deficiency of $165,490 and incurred a net loss of $3,239,097 for the quarter-ended March 31, 2007, and has an accumulated deficit of $76,338,876.

In the quarter ended March 31, 2007, Dynamotive had no commercial revenue from its core BioOil operations. Sales revenue going forward is uncertain and the Company is therefore dependent on its financing activities to fund its operations. The proceeds from the recent equity financing, together with Technology Partnerships Canada (“TPC”) funding receivable, will be applied to finance the Company’s ongoing research and development and commercial demonstration activities and to support its efforts to obtain the award of customer contracts. Dynamotive will be required to raise sufficient additional funds to finance its commercialization strategy. The raising of additional finance to fund operations is subject to uncertainty. There is no assurance that such financing will be available on commercially reasonable terms, if at all. Dynamotive’s operations are subject to all of the risks inherent in the establishment of a new business enterprise and in particular Dynamotive will require significant additional financing in the future to develop and market its technology to its full potential.

In addition to contemplated equity offerings during 2007, the Company has been able to draw significantly from government grant and loan facilities, including the Government of Canada’s TPC program both for expenditures made in 2005 and technical and project related expenditures in 2006. The

DynaMotive Energy Systems Corp.
MANAGEMENT’S DISCUSSION AND ANALYSIS
Three-month period ended March 31, 2007 compared to the three-month period ended March 31, 2006

Company’s agreement with Technology Partnerships Canada pertains to maximum funding of US$7.1 million (C$8.235 million), of which $6.0 million (C$ 7.0 million) has been received as of March 31, 2007 and $1.1 million is included in government grants receivable.

During the first quarter of 2007, the Company raised subscription funds of $2.5 million relating to the private placement commenced during the first quarter of 2007 at subscription prices ranging from $1.085 to $1.10 per share. 2.28 million shares and 570,064 Common Share Purchase Warrants were issued as a result of this funding.

With the current cash on hand, anticipated cash flow from product sales and the potential to secure equity and debt financing, the Company anticipates that it will have sufficient cash resources and available financing to satisfy its cash requirements for the next 12 months. The Company expects to require additional funding for the commercial expansion of its technologies through the year 2007 and beyond. Given market conditions and other factors, there can be no guarantee that the Company will be successful in securing additional finance. If adequate funds are not available on acceptable terms when needed, the Company may be required to delay, scale-back or eliminate the manufacturing, marketing or sales of one or more of its products or research and development programs. The outcome of these matters cannot be predicted at this time. The Company’s future operations are dependent on the market’s acceptance of its products in order to ultimately generate future profitable operations, and the Company’s ability to secure sufficient financing to fund future operations. There can be no assurance that the Company’s products will be able to secure market acceptance. Management plans to raise additional equity financing to enable the company to complete its development plans.

The Company’s 2007 financing plan is structured to enable completion, commissioning and ramp-up of the Company’s first 200 tonne per day (“tpd”) BioOil manufacturing facility in Guelph. The plant is to be owned 100% by the Company and leased to Evolution Biofuels Inc., a company owned 20% by the Dynamotive. As well the Company expected to spend approximately $5 million on an upgrade and expansion of the plant in West Lorne. The core of the strategy surrounds market and project based equity financing that minimizes equity dilution while raising sufficient capital for operations and projects. In addition, the Company will seek asset backed debt financing if such facilities are available on reasonable commercial terms.

In connection with the Company’s West Lorne project upgrade and construction advances related to the 200 tpd plants, the Company has committed to outstanding construction commitments of approximately $4.2 million at March 31, 2007.

The Company’s funding plan for 2007 is structured so that equity placements explained above will maintain Company and project operations. Additionally, the Company contemplates a private placement and project finance strategy which, with other project funding and sales, are expected to fund the 200 tpd project(s) which are expected to be developed during 2007. Any delay in securing project funding for a project will delay the construction and commissioning of that project.

1.8	Off-Balance Sheet Arrangements

None.

DynaMotive Energy Systems Corp.
MANAGEMENT’S DISCUSSION AND ANALYSIS
Three-month period ended March 31, 2007 compared to the three-month period ended March 31, 2006

1.9	Transactions with Related Parties

The transactions with related parties are in the normal course of operations and are recorded at amounts established and agreed between the related parties. The Company had the following transactions with related parties during the quarter:

Consulting fees and salaries of $302,534 for the quarter (2006 - $261,113) have been accrued and paid to Directors (or companies controlled by Directors) of the Company. Included in the amount above, is $3,903 (2005 - $nil) paid by stock based compensation.

As at March 31, 2007, there was $23,436 (2006 - $3,059) due from related parties and $1,387,338 (2006 - $979,797) due to related parties, which amounts are non-interest bearing, unsecured and due on demand.

1.10	Fourth Quarter

Not applicable.

1.11	Proposed Transaction

Not applicable.

1.12	Critical Accounting Estimates

Not applicable. The Company is a venture issuer.

1.13	Changes in Accounting Policies including Initial Adoption

Not applicable.

1.14	Financial Instruments and Other Instruments

None.

1.15	Other MD&A Requirements

1.15.1	Other MD&A Requirements

Not applicable.

DynaMotive Energy Systems Corp.
MANAGEMENT’S DISCUSSION AND ANALYSIS
Three-month period ended March 31, 2007 compared to the three-month period ended March 31, 2006

1.15.2	Additional Disclosure for Venture Issuers Without Significant Revenue

(a)	Capitalized or expensed exploration and development costs;

Not applicable.

(b)	expensed research and development costs;

Research and Development Expenses
Breakdown by major category:
	Three Months Ended
	March 31,
	2007	2006
	$	$
Material	188,311	372,352
Salary and Benefits	11,074	179,885
Consulting	701,846	756,733
Miscellaneous Costs	5,165	12,996
	906,396	1,321,966
Less: Product & services sales	(12,675)	(65,207)
Less: Government assistance programs	—	(235,909)
	893,721	1,020,850

(c)	deferred development costs;

Not applicable.

(d)	general and administration expenses;

Breakdown by major category:

	Three Months Ended
	March 31,
	2007	2006
	$	$
Office supplies, telephone, and insurance	134,432	104,855
Professional fees	315,488	230,555
Rent	87,338	53,286
General and admin. salaries and benefits	1,556,482	1,162,222
	2,093,740	1,550,918

(e)	any material costs, whether capitalized, deferred or expensed, not referred to in (a) through (d);

None.

1.15.3	Disclosure of Outstanding Share Data

The required disclosure is presented in the Notes to Consolidated Financial Statements.

All financial information is reported in U.S. dollars unless otherwise noted. Our unaudited consolidated interim financial statements are prepared in accordance with Canadian generally accepted accounting principles (GAAP). Certain statements in this quarterly report may constitute “forward-looking” statements within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Law of 1995. Such forward-looking statements are based on management’s current expectations,

DynaMotive Energy Systems Corp.
MANAGEMENT’S DISCUSSION AND ANALYSIS
Three-month period ended March 31, 2007 compared to the three-month period ended March 31, 2006 beliefs, intentions or strategies for the future, which are indicated by words such as “may, expects, intends, anticipates, believes, estimates and forecasts” and other similar words. All forward-looking statements are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Such factors include, among other things: technological changes or changes in the competitive environment adversely affecting the products, markets, revenues or margins of our business; changes in general economic, financial or business conditions adversely affecting the business or the markets in which we operate; our ability to attract and retain customers and business partners; the ability to provide capital requirements for product development, operations and marketing; and, our dependency on third party suppliers. Investors are expected to review the section in Management’s Discussion and Analysis in the 2005 Annual Report on Form 20-F entitled “Risk Factors” for a more complete discussion of factors that could affect DynaMotive’s future performance.

1.16	Corporate Governance

The Company’s Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) and other key management personnel have conducted an evaluation of the effectiveness of the Company’s disclosure controls and procedures. Based on this evaluation, the CEO and CFO have concluded that the design and operation of the Company’s disclosure controls and procedures were effective as at March 31, 2007, to provide reasonable assurance that all material financial information relating to the Company was made known to the CEO and CFO by others within the Company in order for them to complete their analysis and review of the financial position and results of the Company for the period ended March 31, 2007.

The Company evaluated the design and its internal controls over financial reporting as defined in Multilateral Instrument 52-109 for the period ended March 31, 2007 and based on this evaluation have determined these controls to be effective except as noted in the following paragraph.

This evaluation of the design of internal controls over financial reporting for the Company resulted in the identification of internal control deficiencies which are not atypical for a company of this size including lack of segregation of duties due to a limited number of employees dealing with accounting and financial matters and insufficient in-house expertise to deal with complex accounting, reporting, and taxation issues.

There have been no significant changes to the Company’s internal controls over financial reporting in the period ended March 31, 2007.

The MD&A was reviewed and approved by the Audit Committee and board of Directors and is effective as of May 23, 2007.